UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **April 29, 2011**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (**318**) **484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07   Submission of Matters to a Vote of Security Holders.

On April 29, 2011, Cleco Corporation (the "Company") held its Annual Meeting of Shareholders (the "Annual Meeting") in Pineville, Louisiana. Proxies for the election of directors were solicited pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. There was no solicitation in opposition to the Company's nominees, and all nominees listed in the Proxy Statement relating to the Annual Meeting (the "Proxy Statement") were elected. The following is a tabulation of the final voting results of the votes cast upon each proposal presented at the Annual Meeting.

(1) Election of Directors to serve until the 2014 Annual Meeting of Shareholders:

CLASS II DIRECTORS	FOR	WITHHELD	ABSTAIN	BROKER NON-VOTE
William L. Marks	48,479,776	2,158,087	0	6,489,426
Robert T. Ratcliff, Sr.	49,074,268	1,563,637	0	6,489,426
Peter M. Scott III	49,212,945	1,424,960	0	6,489,426
William H. Walker, Jr.	48,336,059	2,301,846	0	6,489,426

The term of office as a director of each of General Sherian G. Cadoria and Messrs. J. Patrick Garrett, Elton R. King, Logan W. Kruger, Michael H. Madison, and Shelley Stewart, Jr. continued after the Annual Meeting.

(2) Ratification of the Audit Committee's appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2011:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
56,372,824	587,935	182,495	0

(3) Consideration of a non-binding advisory vote to approve the compensation of the Company's named executive officers as described in the "Compensation Discussion and Analysis" and "Executive Officers Compensation" sections of the Proxy Statement:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
47,501,185	2,657,510	495,133	6,489,426

(4) Consideration of a non-binding advisory vote on the frequency of future advisory votes on the compensation of the Company's named executive officers:

1-YEAR	2-YEARS	3-YEARS	ABSTAIN
31,379,975	910,789	17,607,807	752,877

(5) Consideration of a proposal to amend the Company's Bylaws to eliminate cumulative voting and to eliminate the classification of the Company's board of directors so as to require that all directors be elected annually:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
48,273,111	1,615,486	765,231	6,489,426

Pursuant to the Company's Bylaws, the proposed amendments required the affirmative vote of at least 80% of all shares of the Company's capital stock entitled to vote thereon in order to be adopted. Since the actual vote for this proposal was less than 80% of the shares entitled to vote, the proposal did not pass.

(6) Consideration of a proposal to amend the Company's Amended and Restated Articles of Incorporation to eliminate cumulative voting:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
47,955,083	2,203,628	495,117	6,489,426

Pursuant to the Company's Amended and Restated Articles of Incorporation, this proposal required an affirmative vote of the holders of at least (i) a majority of the Company's capital stock outstanding as of the close of business on the record date and (ii) two-thirds of the Company's common stock outstanding as of the close of business on the record date. The adoption of this proposal was contingent on the adoption of proposal 5. Since proposal 5 did not pass, the Company's Amended and Restated Articles of Incorporation will not be amended to eliminate cumulative voting even though the requisite votes for the adoption of this proposal were received at the Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO CORPORATION

Date: May 3, 2011   By: /s/ R. Russell Davis
                                          R. Russell Davis
                                          Vice President of Investor Relations
                                          and Chief Accounting Officer